INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

March 18, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust”) File No. 333-122901
on behalf of the Segall Bryant & Hamill All Cap Fund and Segall Bryant & Hamill Small Cap Value Fund (the “Funds” or “Registrant”)

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the proxy materials included in the Preliminary Schedule 14A (the “Preliminary Proxy Statement”) of Segall Bryant & Hamill All Cap Fund and Segall Bryant & Hamill Small Cap Value Fund, each a series of Investment Managers Series Trust (the “Trust”), as provided orally to the undersigned on March 14, 2014.  The Staff’s comments and our responses are discussed below.

1.
Item 1(c) of Schedule 14A: – In accordance with Item 1(c) of Schedule 14A, include the information required to be in the proxy statement by Rule 14a-5(e) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Response:      The following disclosure has been added.

Submission of Proposals for Next Meeting of Shareholders
Neither Fund holds shareholder meetings annually. Any shareholder who wishes to submit a proposal to be included in a Fund’s proxy statement and form of proxy card for the Fund’s next meeting of shareholders should send the proposal to the Fund so that it will be received within a reasonable time before the Fund begins to print and mail its proxy materials relating to such meeting.

2.
Item 22(c)(1)(i) of Schedule 14A: – In accordance with Item 22(c)(1)(i) of Schedule 14A, state the date of the contract and the date on which it was last submitted to a vote of security holders of the Fund, including the purpose of such submission.

Response:      The following information is provided on the 2nd full paragraph on page 12 of the proxy statement.

The Trust and Segall Bryant & Hamill entered into the Initial Agreement effective July 31, 2013.  The initial shareholder of each Fund approved the Initial Agreement on July 31, 2013.

3.	Item 22(c)(1)(ii) of Schedule 14A: – In accordance with Item 22(c)(1)(ii) of Schedule 14A, provide the rate of compensation of the investment advisor.

Response:      The following information is provided on the 2nd full paragraph on page 14 of the proxy statement.

Under the Initial Agreement and the New Agreement, Segall Bryant & Hamill would be entitled to annual fees of 0.85% of the average daily net assets of the All Cap Fund and 0.95% of the average daily net assets of the Small Cap Value Fund.

4.
Item 22(c)(1)(iii) of Schedule 14A: – In accordance with Item 22(c)(1)(iii) of Schedule 14A, state the aggregate amount of the investment advisor’s fee and the amount and purpose of any other material payments by the Fund to the investment advisor, during the last fiscal year of the Fund.

Response:      The following disclosure has been added.

The Funds commenced operations on July 31, 2013, and have not completed a full fiscal year of operations.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Secretary
Investment Managers Series Trust